UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    May 15, 2012

Financial Results Fiscal Year 3/2012 -Supplementary Information-

Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)

	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; our ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of our securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

(Sumitomo Mitsui Financial Group)

Financial Highlights for FY3/2012

1. Income Analysis

SMBC non-consolidated				(Millions of yen)
		FY3/2012		FY3/2011
			Change
Gross banking profit	1	1,532,511	752	1,531,759
Excluding gains (losses) on bonds	2	1,379,974	(4,664)	1,384,638
Gross domestic profit	3	1,097,760	(16,569)	1,114,329
Excluding gains (losses) on bonds	4	1,074,567	(11,374)	1,085,941
Net interest income	5	849,250	(18,334)	867,584
Trust fees	6	1,716	(583)	2,299
Net fees and commissions	7	215,129	6,321	208,808
Net trading income	8	5,112	4,172	940
Net other operating income	9	26,550	(8,146)	34,696
Gains (losses) on bonds	10	23,192	(5,196)	28,388
Gross international profit	11	434,750	17,321	417,429
Excluding gains (losses) on bonds	12	305,406	6,709	298,697
Net interest income	13	107,627	7,387	100,240
Net fees and commissions	14	103,778	9,920	93,858
Net trading income	15	78,938	(71,191)	150,129
Net other operating income	16	144,406	71,206	73,200
Gains (losses) on bonds	17	129,343	10,611	118,732
Expenses (excluding non-recurring losses)	18	(719,495)	(20,298)	(699,197)
Personnel expenses	19	(259,782)	(9,940)	(249,842)
Non-personnel expenses	20	(422,854)	(11,383)	(411,471)
Taxes	21	(36,858)	1,025	(37,883)

Banking profit (before provision for general reserve for possible loan losses)	22	813,015	(19,547)	832,562
Excluding gains (losses) on bonds	23	660,478	(24,963)	685,441

Provision for general reserve for possible loan losses	24	43,780	31,445	12,335
Banking profit	25	856,796	11,899	844,897
Gains (losses) on bonds	26	152,536	5,416	147,120

Non-recurring gains (losses)	27	(161,453)	87,740	(249,193)
Credit costs	28	(103,662)	3,998	(107,660)
Recoveries of written-off claims	29	1,234	1,234	-
Gains (losses) on stocks	30	(15,153)	72,132	(87,285)
Gains on sale of stocks and other securities	31	20,562	(1,109)	21,671
Losses on sale of stocks and other securities	32	(7,074)	(5,470)	(1,604)
Losses on devaluation of stocks and other securities	33	(28,642)	78,711	(107,353)
Other non-recurring gains (losses)	34	(43,871)	10,376	(54,247)

Ordinary profit	35	695,342	99,638	595,704

Extraordinary gains (losses)	36	(3,349)	3,515	(6,864)
Gains (losses) on disposal of fixed assets	37	(717)	1,619	(2,336)
Losses on impairment of fixed assets	38	(2,632)	1,656	(4,288)
Recoveries of written-off claims	39	-	(1,055)	1,055
Income before income taxes	40	691,992	103,153	588,839
Income taxes - current	41	(44,703)	(2,317)	(42,386)
Income taxes - deferred	42	(169,315)	(44,042)	(125,273)

Net income	43	477,973	56,793	421,180

Total credit cost (24+28+29+39)	44	(58,647)	35,622	(94,269)
Provision for general reserve for possible loan losses	45	43,780	31,445	12,335
Write-off of loans	46	(15,797)	54,978	(70,775)
Provision for specific reserve for possible loan losses	47	(59,196)	(32,092)	(27,104)
Losses on sales of delinquent loans	48	(28,767)	(19,074)	(9,693)
Provision for loan loss reserve for specific overseas countries	49	98	185	(87)
Recoveries of written-off claims	50	1,234	179	1,055

Notes 1.	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2.	“Recoveries of written-off claims” which were included in “Extraordinary gains (losses)” are included in “Non-recurring gains (losses)” since the fiscal year beginning on or after April 1, 2011.

(Sumitomo Mitsui Financial Group)

Consolidated	(Millions of yen)

		FY3/2012		FY3/2011
			Change
Consolidated gross profit	1	2,594,482	89,752	2,504,730
Net interest income	2	1,341,369	23,718	1,317,651
Trust fees	3	1,770	(565)	2,335
Net fees and commissions	4	823,580	57,350	766,230
Net trading income	5	198,192	(38,901)	237,093
Net other operating income	6	229,568	48,149	181,419
General and administrative expenses	7	(1,421,363)	(66,041)	(1,355,322)
Credit costs	8	(126,055)	94,107	(220,162)
Write-off of loans	9	(90,305)	66,266	(156,571)
Provision for specific reserve for possible loan losses	10	(111,227)	(47,653)	(63,574)
Provision for general reserve for possible loan losses	11	106,512	91,593	14,919
Other credit costs	12	(31,035)	(16,100)	(14,935)
Recoveries of written-off claims	13	4,800	4,800	-
Gains (losses) on stocks	14	(27,880)	64,069	(91,949)
Equity in earnings (losses) of affiliates	15	(31,122)	(17,803)	(13,319)
Other income (expenses)	16	(57,289)	(58,741)	1,452

Ordinary profit	17	935,571	110,143	825,428

Extraordinary gains (losses)	18	17,395	15,511	1,884
Gains on step acquisitions	19	25,050	12,395	12,655
Losses on impairment of fixed assets	20	(3,861)	1,550	(5,411)
Recoveries of written-off claims	21	-	(2,813)	2,813
Income before income taxes and minority interests	22	952,966	125,653	827,313
Income taxes - current	23	(103,478)	(6,032)	(97,446)
Income taxes - deferred	24	(207,860)	(64,535)	(143,325)
Income before minority interests	25	641,627	55,085	586,542
Minority interests in net income	26	(123,090)	(12,444)	(110,646)

Net income	27	518,536	42,641	475,895

Notes

1. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)

	2. “Recoveries of written-off claims” which were included in “Extraordinary gains (losses)” are included in “Ordinary profit” since the fiscal year beginning on or after April 1, 2011.
Total credit cost (8+13+21)	28	(121,255)	96,093	(217,348)

(Reference)		(Billions of yen)
Consolidated net business profit	29	1,013.9	11.9	1,002.0
Note	Consolidated net business profit = (SMBC’s non-consolidated banking profit (before provision for general reserve for possible loan losses))
	+ (Other consolidated subsidiaries’ ordinary profit (excluding non-recurring items)) + (Affiliates’ ordinary profit) X (Ownership ratio)
	- (Internal transactions (dividends, etc.))

	(Number of consolidated subsidiaries and affiliates)

		Mar. 31, 2012	Change	Mar. 31, 2011
Consolidated subsidiaries	30	337	10	327
Equity method affiliates	31	43	(4)	47

(Sumitomo Mitsui Financial Group)

2. Banking Profit per Employee / Overhead Ratio

SMBC non-consolidated	(Millions of yen, %)

	FY3/2012		FY3/2011
		Change
(1) Banking profit (before provision for general reserve for possible loan losses)	813,015	(19,547)	832,562
Per employee (thousands of yen)	35,140	(1,129)	36,269
(2) Banking profit	856,796	11,899	844,897
Per employee (thousands of yen)	37,033	227	36,806
(3) Banking profit (before provision for general reserve for possible loan losses, excluding gains (losses) on bonds)	660,478	(24,963)	685,441
Per employee (thousands of yen)	28,547	(1,313)	29,860

Overhead ratio	46.9	1.3	45.6

Notes	1.	Employees include executive officers (other than board members) and overseas local staff, and exclude temporary staff, employees temporarily transferred from other companies, and transferred staff to other companies.
	2.	Banking profit per employee is calculated on the basis of the average number of employees during the period.
	3.	Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

3. Interest Spread (Domestic)

SMBC non-consolidated	(%)

	FY3/2012			FY3/2011

		Six Months ended Sep. 30, 2011	Six Months ended Mar. 31, 2012
Yield on interest earning assets (A)	1.15	1.17	1.13	1.27
Interest earned on loans and bills discounted (C)	1.58	1.57	1.58	1.65
Interest earned on securities	0.55	0.58	0.52	0.66
Total cost of funding (including expenses) (B)	0.90	0.89	0.90	0.97
Cost of interest bearing liabilities	0.12	0.12	0.11	0.15
Interest paid on deposits, etc. (D)	0.06	0.06	0.05	0.09
Interest paid on other liabilities	0.19	0.19	0.19	0.26
Expense ratio	0.78	0.77	0.79	0.82
Overall interest spread (A) - (B)	0.25	0.28	0.23	0.30
Interest spread (C) - (D)	1.52	1.51	1.53	1.56

4. Gains (Losses) on Securities

SMBC non-consolidated	(Millions of yen)

	FY3/2012		FY3/2011
		Change
Gains (losses) on bonds	152,536	5,416	147,120
Gains on sales	169,117	(31,361)	200,478
Losses on sales	(10,888)	35,276	(46,164)
Gains on redemption	0	-	0
Losses on redemption	(5,692)	1,502	(7,194)
Losses on devaluation	-	-	-

Gains (losses) on stocks	(15,153)	72,132	(87,285)
Gains on sales	20,562	(1,109)	21,671
Losses on sales	(7,074)	(5,470)	(1,604)
Losses on devaluation	(28,642)	78,711	(107,353)

(Sumitomo Mitsui Financial Group)

5. Unrealized Gains (Losses) on Securities

SMBC non-consolidated							(Millions of yen)
	Mar. 31, 2012					Mar. 31, 2011
	Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
				Gains	Losses			Gains	Losses
		(a)	(a) - (b)				(b)
Held-to-maturity purpose	5,163,764	67,902	8,972	67,993	90	4,071,733	58,930	60,394	1,463
Stocks of subsidiaries and affiliates	2,324,041	(21,499)	6,449	622	22,122	2,228,437	(27,948)	521	28,470
Other securities	35,440,979	388,982	83,361	672,572	283,590	33,980,684	305,621	662,003	356,382
Stocks	2,250,672	228,453	(47,015)	466,871	238,418	2,338,455	275,468	468,639	193,170
Bonds	26,306,672	104,356	32,425	109,504	5,148	24,303,221	71,931	99,888	27,956
Others	6,883,634	56,172	97,950	96,196	40,024	7,339,007	(41,778)	93,476	135,254
Other money held in trust	5,805	(46)	(88)	-	46	8,875	42	42	-
Total	42,934,589	435,338	98,692	741,188	305,850	40,289,730	336,646	722,962	386,315
Stocks	3,472,964	217,149	(44,140)	467,494	250,345	3,494,297	261,289	469,161	207,871
Bonds	31,470,436	172,259	41,398	177,497	5,238	28,374,954	130,861	160,282	29,420
Others	7,991,189	45,930	101,435	96,196	50,266	8,420,478	(55,505)	93,518	149,023

(Reference) Outstanding balance and amount sold of stocks in Other securities

		(Billions of yen)	(Billions of yen)
	Mar. 31, 2012	Mar. 31, 2011		FY3/2012
Balance sheet amount	2,250.7	2,338.5	Amount sold	Approx. 19.0
Acquisition cost	2,022.2	2,063.0

Consolidated							(Millions of yen)
	Mar. 31, 2012					Mar. 31, 2011
	Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
				Gains	Losses		(b)	Gains	Losses
		(a)	(a) - (b)
Held-to-maturity purpose	5,286,267	69,184	9,327	69,288	103	4,189,272	59,857	61,389	1,531
Other securities	37,558,730	474,984	104,085	746,928	271,943	35,972,442	370,899	720,864	349,965
Stocks	2,406,170	271,461	(40,495)	490,074	218,613	2,486,258	311,956	487,773	175,817
Bonds	27,684,484	111,815	35,045	118,164	6,348	25,560,012	76,770	108,640	31,870
Others	7,468,076	91,708	109,535	138,689	46,981	7,926,170	(17,827)	124,449	142,277
Other money held in trust	22,430	(46)	(88)	-	46	22,569	42	42	-
Total	42,867,429	544,122	113,323	816,216	272,093	40,184,285	430,799	782,295	351,496
Stocks	2,406,170	271,461	(40,495)	490,074	218,613	2,486,258	311,956	487,773	175,817
Bonds	32,957,653	180,998	44,359	187,444	6,445	29,734,790	136,639	170,021	33,382
Others	7,503,605	91,662	109,458	138,697	47,034	7,963,235	(17,796)	124,500	142,297

Notes	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the fiscal year. Rest of the securities are valuated at market prices as of the balance sheet date.
	3.

Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Net unrealized gains (losses) on Other securities include gains which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to Net assets, accordingly. The amounts as of March 31, 2012 and March 31, 2011, are 196 million yen and 1,153 million yen, respectively, in the statements of income.

	4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25)

(Sumitomo Mitsui Financial Group)

6. Balance of Securities, Classified by Maturity

Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated	(Billions of yen	)

	Mar. 31, 2012					Mar. 31, 2011

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Bonds	7,578.2	21,001.7	2,825.0	65.6	31,470.5	11,847.0	12,718.8	3,737.5	71.6	28,374.9
Japanese government bonds	7,294.1	18,895.4	2,283.4	-	28,472.9	11,623.1	10,547.1	3,049.9	-	25,220.1
Japanese local government bonds	6.0	218.7	4.5	0.0	229.2	0.8	250.6	56.2	0.1	307.7
Japanese corporate bonds	278.1	1,887.6	537.1	65.6	2,768.4	223.1	1,921.1	631.4	71.5	2,847.1
Others	382.4	4,709.7	300.2	470.9	5,863.2	1,331.2	3,300.8	1,571.3	372.9	6,576.2
Total	7,960.6	25,711.4	3,125.2	536.5	37,333.7	13,178.2	16,019.6	5,308.8	444.5	34,951.1

7. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)

SMBC non-consolidated	(Billions of yen	)

	Mar. 31, 2012				Mar. 31, 2011
			Net assets (a) - (b)	Net deferred gains (losses)			Net assets (c) - (d)	Net deferred gains (losses)
	Assets (a)	Liabilities (b)			Assets (c)	Liabilities (d)
Interest rate swaps	103.6	66.2	37.4	(36.4)	57.6	30.9	26.7	(17.6)
Currency swaps	288.7	10.1	278.6	(7.2)	352.3	13.9	338.4	6.0
Others	3.1	0.6	2.5	132.0	2.1	1.6	0.5	126.7
Total	395.4	76.9	318.5	88.4	412.0	46.4	365.6	115.1

Notes	1.	Derivative transactions are valuated at fair value on the balance sheet.
	2.	SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.
	3.	Figures for Net deferred gains (losses) are those before application of tax effect accounting.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

(Billions of yen)

	Mar. 31, 2012				Mar. 31, 2011

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	5,351.6	12,797.4	5,922.6	24,071.6	4,960.9	14,496.3	4,676.4	24,133.6
Receivable floating rate / payable fixed rate	1,368.6	4,693.8	5,533.2	11,595.6	613.2	5,360.0	6,047.3	12,020.5
Receivable floating rate / payable floating rate	20.0	9.3	-	29.3	0.5	29.4	-	29.9

Total	6,740.2	17,500.5	11,455.8	35,696.5	5,574.6	19,885.7	10,723.7	36,184.0

(Sumitomo Mitsui Financial Group)

8. Employee Retirement Benefits

(1) Projected benefit obligation

SMBC non-consolidated				(Millions of yen)
		Mar. 31, 2012		Mar. 31, 2011
			Change
Projected benefit obligation	(A)	843,362	(2,837)	846,199
<Discount rate>		<2.5%>	< - >	<2.5%>
Fair value of plan assets	(B)	802,733	5,594	797,139
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	204,033	5,712	198,321
Unrecognized prior service cost (deductible from the obligation)	(E)	(4,538)	4,951	(9,489)
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	249,200	(7,671)	256,871

(Reference) Consolidated				(Millions of yen)
		Mar. 31, 2012		Mar. 31, 2011
			Change
Projected benefit obligation	(A)	990,449	14,178	976,271
Fair value of plan assets	(B)	902,254	18,999	883,255
Reserve for employee retirement benefits	(C)	45,911	1,307	44,604
Prepaid pension cost	(D)	212,221	4,224	207,997
Unrecognized prior service cost (deductible from the obligation)	(E)	(6,624)	3,741	(10,365)
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	261,128	(5,647)	266,775

(2) Pension expenses

SMBC non-consolidated				(Millions of yen)
		FY3/2012		FY3/2011
			Change
Pension expenses		46,025	(5,233)	51,258
Service cost		17,725	513	17,212
Interest cost on projected benefit obligation		21,154	207	20,947
Expected returns on plan assets		(25,057)	490	(25,547)
Amortization of unrecognized prior service cost		(4,950)	223	(5,173)
	Amortization of unrecognized net actuarial gain (loss)	36,583	(6,610)	43,193
Others		569	(58)	627

(Reference) Consolidated				(Millions of yen)
		FY3/2012		FY3/2011
			Change
Pension expenses		58,820	(5,168)	63,988

(Sumitomo Mitsui Financial Group)

9. BIS Capital Ratio

Consolidated	(Billions of yen, %)
	Mar. 31, 2012 (a)		Mar. 31, 2011
	[Preliminary]	(a) - (b)	(b)
(1) Capital ratio	16.94	0.31	16.63
Tier I ratio	12.29	(0.18)	12.47
(2) Tier I	6,274.4	(49.6)	6,324.0
(3) Tier II	2,771.1	234.1	2,537.0
(4) Subtraction items	397.5	(30.6)	428.1
(5) Total capital (2) + (3) - (4)	8,648.0	215.1	8,432.9
(6) Risk-adjusted assets	51,043.2	349.5	50,693.7
(7) Required capital (6) X 8%	4,083.5	28.0	4,055.5

SMBC consolidated
Capital ratio (BIS Guidelines)	19.64	0.48	19.16

SMBC non-consolidated
Capital ratio (BIS Guidelines)	21.92	0.47	21.45

10. ROE

Consolidated			(%)
	FY3/2012		FY3/2011
	(a)	(a) - (b)	(b)
ROE (denominator: Total stockholders’ equity)	10.4	0.5	9.9
Note

ROE (denominator: Total stockholders’ equity)	=	Net income	X 100
{(Total stockholders’ equity at the beginning of the term) + (Total stockholders’ equity at the end of the term)} / 2

(Sumitomo Mitsui Financial Group)

11.	Balance of Problem Assets, Classified by Financial Reconstruction Law and Self-Assessment, and Write-Offs / Reserves

*1	Includes amount of direct reduction totaling 334.9 billion yen.
*2

Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Law standards.

(Bankrupt/Effectively Bankrupt Borrowers: 5.1 billion yen, Potentially Bankrupt Borrowers: 30.6 billion yen)

*3	Reserve ratios for claims on Bankrupt Borrowers, Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers and Borrowers Requiring Caution including Substandard Borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4

Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.

The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in [    ].

*5	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

(Sumitomo Mitsui Financial Group)

12. Risk-Monitored Loans

SMBC non-consolidated						(Millions of yen, %)
		Mar. 31, 2012				Mar. 31, 2011

			Ratio				Ratio
		(a)	(b)	(a) - (c)	(b) - (d)	(c)	(d)
Risk- monitored loans	Bankrupt loans	57,503	0.1	(8,299)	0.0	65,802	0.1
	Non-accrual loans	816,705	1.4	94,913	0.1	721,792	1.3
	Past due loans (3 months or more)	10,531	0.0	(1,796)	0.0	12,327	0.0
	Restructured loans	258,312	0.5	(32,370)	0.0	290,682	0.5
	Total	1,143,053	2.0	52,448	0.0	1,090,605	2.0

Total loans (term-end balance)		56,411,492	100.0	1,173,879		55,237,613	100.0

	Amount of direct reduction	295,908		(130,295)		426,203

Consolidated						(Millions of yen, %)
		Mar. 31, 2012				Mar. 31, 2011

			Ratio				Ratio
		(a)	(b)	(a) - (c)	(b) - (d)	(c)	(d)
Risk- monitored loans	Bankrupt loans	74,218	0.1	(16,559)	0.0	90,777	0.1
	Non-accrual loans	1,145,347	1.8	113,519	0.1	1,031,828	1.7
	Past due loans (3 months or more)	22,502	0.0	(2,936)	0.0	25,438	0.0
	Restructured loans	562,882	0.9	64,559	0.1	498,323	0.8
	Total	1,804,951	2.9	158,582	0.2	1,646,369	2.7

Total loans (term-end balance)		62,720,599	100.0	1,372,244		61,348,355	100.0

	Amount of direct reduction	596,075		(139,563)		735,638

13. Reserve for Possible Loan Losses and Reserve Ratio

SMBC non-consolidated						(Millions of yen, %)
		Mar. 31, 2012				Mar. 31, 2011

			Reserve ratio				Reserve ratio
		(a)	(b)	(a) - (c)	(b) - (d)	(c)	(d)
Reserve for possible loan losses		689,215	60.30	(22,307)	(4.94)	711,522	65.24
	General reserve	439,534		(43,781)		483,315
	Specific reserve	249,507		21,572		227,935
	Loan loss reserve for specific overseas countries	173		(99)		272

	Amount of direct reduction	334,900		(161,305)		496,205

Consolidated						(Millions of yen, %)
		Mar. 31, 2012				Mar. 31, 2011

			Reserve ratio				Reserve ratio
		(a)	(b)	(a) - (c)	(b) - (d)	(c)	(d)
Reserve for possible loan losses		978,933	54.24	(80,012)	(10.08)	1,058,945	64.32
	General reserve	593,338		(102,816)		696,154
	Specific reserve	385,416		23,279		362,137
	Loan loss reserve for specific overseas countries	178		(475)		653

	Amount of direct reduction	685,871		(181,995)		867,866

Note    Reserve ratio: Reserve for possible loan losses / Risk-monitored loans. After direct reduction.

(Sumitomo Mitsui Financial Group)

14. Problem Assets Based on the Financial Reconstruction Law and the Coverage

SMBC non-consolidated	(Millions of yen, %)
	Mar. 31, 2012		Mar. 31, 2011
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	134,361	(4,072)	138,433
Doubtful assets	779,641	94,815	684,826
Substandard loans	268,844	(34,166)	303,010
Total (A)	1,182,847	56,578	1,126,269

Normal assets	62,493,590	1,467,753	61,025,837
Total (B)	63,676,437	1,524,331	62,152,106
Problem asset ratio (A/B)	1.86	0.05	1.81

Amount of direct reduction	334,900	(161,305)	496,205

Note	Problem assets based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

			(Millions of yen)
	Mar. 31, 2012		Mar. 31, 2011
	(a)	(a) - (b)	(b)
Total coverage (C)	1,063,775	77,261	986,514
Reserve for possible loan losses* (D)	335,213	4,687	330,526
Amount recoverable by guarantees, collateral and others (E)	728,561	72,573	655,988
* Sum of general reserve for substandard loans and specific reserve

			(%)
Coverage ratio (C) / (A)	89.93	2.34	87.59
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	119.86	(1.56)	121.42

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	73.79	3.51	70.28
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	151.71	0.41	151.30

Consolidated		(Millions of yen, %)
	Mar. 31, 2012		Mar. 31, 2011
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	259,670	(21,941)	281,611
Doubtful assets	1,017,631	141,794	875,837
Substandard loans	580,351	47,478	532,873
Total (A)	1,857,653	167,332	1,690,321

Normal assets	69,826,134	1,957,380	67,868,754
Total (B)	71,683,787	2,124,712	69,559,075
Problem asset ratio (A/B)	2.59	0.16	2.43

			(Millions of yen)
	Mar. 31, 2012		Mar. 31, 2011
	(a)	(a) - (b)	(b)
Total coverage (C)	1,519,780	89,197	1,430,583
Reserve for possible loan losses (D)	446,818	11,161	435,657
Amount recoverable due to guarantees, collateral and others (E)	1,072,962	78,036	994,926

			(%)
Coverage ratio (C) / (A)	81.81	(2.82)	84.63
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	110.46	(11.05)	121.51

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	56.94	(5.71)	62.65
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	124.75	(27.53)	152.28

(Sumitomo Mitsui Financial Group)

15. Results of Off-Balancing of Problem Assets

SMBC non-consolidated

Results of the first half-year

(Billions of yen)

	Mar. 31, 2011	Change in the six months ended Sep. 30, 2011			Sep. 30, 2011
			Problem assets newly classified during the six months ended Sep. 30, 2011	Amount of off-balancing

Bankrupt and quasi-bankrupt assets	138.5	(12.2)	28.7	(40.9)	126.3
Doubtful assets	684.8	33.6	159.5	(125.9)	718.4

Total	823.3	21.4	(*1) 188.2	(166.8)	844.7

Result of measures connected to off-balancing (*2)	120.1				104.9

Breakdown of off-balancing by factor (*3)	Disposition by borrowers’ liquidation			(13.3)
	Reconstructive disposition			(9.1)
	Improvement in debtors’ performance due to reconstructive disposition			-
	Loan sales to market			(108.7)
	Direct write-offs			91.3
	Others			(127.0)
		Collection/repayment, etc.		(99.8)
		Improvement in debtors’ performance		(27.2)
	Total			(166.8)
Results of the second half-year (Billions of yen)
	Sep. 30, 2011	Change in the six months ended Mar. 31, 2012			Mar. 31, 2012
			Problem assets newly classified during the six months ended Mar. 31, 2012	Amount of off-balancing

Bankrupt and quasi-bankrupt assets	126.3	8.1	42.5	(34.4)	134.4
Doubtful assets	718.4	61.2	179.7	(118.5)	779.6

Total	844.7	69.3	222.2	(*1) (152.9)	914.0

Result of measures connected to off-balancing (*2)	104.9				63.6

Breakdown of off-balancing by factor (*3)	Disposition by borrowers’ liquidation			(29.2)
	Reconstructive disposition			(16.7)
	Improvement in debtors’ performance due to reconstructive disposition			(0.2)
	Loan sales to market			(81.1)
	Direct write-offs			88.1
	Others			(113.8)
		Collection/repayment, etc.		(93.4)
		Improvement in debtors’ performance		(20.4)
	Total			(152.9)

*1	The amount of Problem assets newly classified during the six months ended Sep. 30, 2011 and off-balanced in the six months ended Mar. 31, 2012 was 62.9 billion yen.
*2	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
*3	1. “Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2. “Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

(Sumitomo Mitsui Financial Group)

16. Loan Portfolio, Classified by Industry

(1) Loans and bills discounted, classified by industry

SMBC non-consolidated	(Millions of yen,	%)

	Mar. 31, 2012			Mar. 31, 2011
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking account)	47,217,955	100.0	(633,111)	47,851,066	100.0
Manufacturing	5,701,247	12.1	68,556	5,632,691	11.8
Agriculture, forestry, fisheries, and mining	133,829	0.3	(11,348)	145,177	0.3
Construction	714,741	1.5	(56,244)	770,985	1.6
Transportation, communications and public enterprises	3,988,144	8.5	375,748	3,612,396	7.5
Wholesale and retail	3,691,342	7.8	(122,938)	3,814,280	8.0
Finance and insurance	5,828,625	12.3	(106,094)	5,934,719	12.4
Real estate and goods rental and leasing	6,185,671	13.1	(197,692)	6,383,363	13.3
Various services	3,197,121	6.8	(239,318)	3,436,439	7.2
Municipalities	949,628	2.0	(156,123)	1,105,751	2.3
Others	16,827,603	35.6	(187,658)	17,015,261	35.6
Overseas offices and Japan offshore banking accounts	9,193,536	100.0	1,806,989	7,386,547	100.0
Public sector	47,641	0.5	28,154	19,487	0.3
Financial institutions	624,804	6.8	69,042	555,762	7.5
Commerce and industry	7,828,495	85.2	1,581,799	6,246,696	84.6
Others	692,595	7.5	127,996	564,599	7.6
Total	56,411,492	-	1,173,879	55,237,613	-

Risk-Monitored Loans	(Millions of yen,	%)

	Mar. 31, 2012			Mar. 31, 2011
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking account)	1,064,161	100.0	87,993	976,168	100.0
Manufacturing	121,668	11.4	15,345	106,323	10.9
Agriculture, forestry, fisheries, and mining	3,108	0.3	(685)	3,793	0.4
Construction	76,350	7.2	6,057	70,293	7.2
Transportation, communications and public enterprises	148,702	14.0	61,355	87,347	9.0
Wholesale and retail	153,463	14.4	35,114	118,349	12.1
Finance and insurance	13,589	1.3	3,645	9,944	1.0
Real estate and goods rental and leasing	307,679	28.9	(9,636)	317,315	32.5
Various services	152,035	14.3	(22,875)	174,910	17.9
Municipalities	-	-	-	-	-
Others	87,562	8.2	(329)	87,891	9.0
Overseas offices and Japan offshore banking accounts	78,892	100.0	(35,544)	114,436	100.0
Public sector	-	-	-	-	-
Financial institutions	3,181	4.0	(2,244)	5,425	4.7
Commerce and industry	75,710	96.0	(33,300)	109,010	95.3
Others	-	-	-	-	-
Total	1,143,053	-	52,448	1,090,605	-

(Sumitomo Mitsui Financial Group)

(2) Problem assets based on the Financial Reconstruction Law classified by industry, and reserve ratio

SMBC non-consolidated	(Millions of yen, %)
	Mar. 31, 2012			Mar. 31, 2011
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking account)	1,094,392	74.3	94,681	999,711
Manufacturing	127,033	82.7	15,619	111,414
Agriculture, forestry, fisheries, and mining	3,117	56.7	(911)	4,028
Construction	78,924	77.1	4,574	74,350
Transportation, communications and public enterprises	148,851	69.7	60,979	87,872
Wholesale and retail	160,356	70.6	38,838	121,518
Finance and insurance	14,428	53.5	3,624	10,804
Real estate and goods rental and leasing	317,476	85.0	(3,412)	320,888
Various services	154,678	58.7	(23,999)	178,677
Municipalities	-	-	-	-
Others	89,523	100.0	(633)	90,156
Overseas offices and Japan offshore banking accounts	88,454	70.4	(38,104)	126,558
Public sector	-	-	-	-
Financial institutions	3,640	98.9	(2,243)	5,883
Commerce and industry	84,813	69.3	(35,861)	120,674
Others	-	-	-	-
Total	1,182,847	73.8	56,578	1,126,269

Notes	1.	Problem assets based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
	2.	Reserve ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

SMBC non-consolidated		(Millions of yen)
	Mar. 31, 2012		Mar. 31, 2011
	(a)	(a) - (b)	(b)
Consumer loans	15,206,143	(163,141)	15,369,284
Housing loans	14,336,810	(153,958)	14,490,768
Residential purpose	11,196,588	54,930	11,141,658
Other consumer loans	869,332	(9,184)	878,516
(4) Loans to small- and medium-sized enterprises, etc.
SMBC non-consolidated		(Millions of yen, %)
	Mar. 31, 2012		Mar. 31, 2011
	(a)	(a) - (b)	(b)
Outstanding balance	33,230,726	(582,692)	33,813,418
Ratio to total loans	70.4	(0.3)	70.7
Note Outstanding balance does not include loans at overseas offices and Japan offshore banking accounts.

(Sumitomo Mitsui Financial Group)

17. Loan Portfolio, Classified by Country

SMBC non-consolidated

(1) Loans to specific overseas countries

		(Millions of yen)
	Mar. 31, 2012		Mar. 31, 2011
	(a)	(a) - (b)	(b)
Loan balance	1,645	(673)	2,318
Number of countries	4	-	4

(2) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Mar. 31, 2012 (a)			Mar. 31, 2011 (b)
		Ratio	(a) - (b)		Ratio
Asia	3,103,175	31.3	786,725	2,316,450	28.1
Indonesia	121,478	1.2	34,063	87,415	1.0
Thailand	322,327	3.2	11,414	310,913	3.8
Korea	264,840	2.7	70,152	194,688	2.4
Hong Kong	839,154	8.5	214,644	624,510	7.6
China	200,487	2.0	109,349	91,138	1.1
Singapore	745,226	7.5	194,390	550,836	6.7
India	257,247	2.6	68,779	188,468	2.3
Others	352,412	3.6	83,934	268,478	3.2
Oceania	680,168	6.9	68,952	611,216	7.4
North America	2,915,121	29.4	509,392	2,405,729	29.2
Central and South America	981,138	9.9	83,656	897,482	10.9
Brazil	163,050	1.7	34,974	128,076	1.6
Panama	595,748	6.0	27,115	568,633	6.9
Others	222,339	2.2	21,567	200,772	2.4
Western Europe	1,318,001	13.3	138,930	1,179,071	14.3
Eastern Europe	352,850	3.5	84,182	268,668	3.3
Russia	315,079	3.1	91,961	223,118	2.7
Others	37,770	0.4	(7,780)	45,550	0.6
Others	563,640	5.7	8,236	555,404	6.8

Total	9,914,094	100.0	1,680,071	8,234,023	100.0

 Note    Classified by domicile of debtors.

(3) Problem assets based on the Financial Reconstruction Law, classified by domicile

(Millions of yen, %)

	Mar. 31, 2012			Mar. 31, 2011
	(a)	Reserve ratio	(a) - (b)	(b)
Overseas offices and Japan offshore banking accounts	88,454	70.4	(38,104)	126,558
Asia	4,960	74.0	(2,564)	7,524
Oceania	3,023	52.5	1,486	1,537
North America	37,252	67.2	(1,775)	39,027
Central and South America	470	100.0	(33)	503
Western Europe	12,170	88.7	(1,325)	13,495
Eastern Europe	792	94.6	(33,700)	34,492
Others	29,784	67.8	(193)	29,977

Notes	1.	Problem assets based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
	2.	Reserve ratio
		= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.
	3.	Classified by domicile of debtors.

(Sumitomo Mitsui Financial Group)

18. Balance of Deposits and Loans

SMBC non-consolidated

(1) Balance of deposits and loans

(Millions of yen, %)

		FY3/2012		FY3/2011
		(a)	(a) - (b)	(b)
Deposits (period-end balance)		75,804,088	1,767,619	74,036,469
Deposits (average balance)		73,565,472	4,102,505	69,462,967
	Domestic units	64,890,957	3,212,144	61,678,813
Loans (period-end balance)		56,411,492	1,173,879	55,237,613
Loans (average balance)		56,658,263	423,216	56,235,047
	Domestic units	46,332,489	(1,204,512)	47,537,001
Note	Deposits do not include “negotiable certificates of deposit.”

(2) Balance of deposits, classified by type of depositor
				(Millions of	yen)
		Mar. 31, 2012		Mar. 31, 2011
		(a)	(a) - (b)	(b)
Domestic deposits		74,721,212	1,672,215	73,048,997
	Individual	37,696,735	1,043,058	36,653,677
	Corporate	37,024,477	629,157	36,395,320
Note	Figures are before adjustment on interoffice accounts in transit.
	Excludes “negotiable certificates of deposit” and Japan offshore banking accounts.

(Reference)				(Billions of	yen)
		Mar. 31, 2012		Mar. 31, 2011
		(a)	(a) - (b)	(b)
Balance of investment trusts		2,735.8	(303.6)	3,039.4
	Balance to individuals	2,421.5	(303.5)	2,725.0
Note	Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the term-end.

				(Billions of	yen)
		FY3/2012		FY3/2011
		(a)	(a) - (b)	(b)
Sales of investment trusts to individuals		971.8	(156.3)	1,128.1

Sales of Pension-type insurance		176.6	(15.5)	192.1

(Sumitomo Mitsui Financial Group)

19. Number of Directors and Employees

 SMBC non-consolidated

	Mar. 31, 2012		Mar. 31, 2011
	(a)	(a) - (b)	(b)
Directors and auditors*1	24	(1)	25
Executive officers*2	59	(1)	60
Employees*3	22,686	162	22,524

*1    Include those of SMFG.

*2    Exclude board members.

*3    Include overseas local staff but exclude executive officers, contract employees, and temporary staff.

        Number of employees is reported on the basis of full-time workers.

20. Number of Offices SMBC non-consolidated
	Mar. 31, 2012		Mar. 31, 2011
	(a)	(a) - (b)	(b)
Domestic branches*1	437	2	435
Domestic sub-branches and agents*2	160	(6)	166
Overseas branches	15	-	15
Overseas sub-branches	10	3	7
Overseas representative offices	10	(1)	11
*1 Branches specialized in receiving money transfers, controlling ATMs in convenience stores, and international business operations are excluded. *2 Number of SMBC’s bank agents.

(Reference)
Sumitomo Mitsui Banking Corporation Europe Limited	5	1	4
Sumitomo Mitsui Banking Corporation (China) Limited	12	1	11

(Sumitomo Mitsui Financial Group)

21. Deferred Tax Assets

(1) Deferred Tax Assets on the Balance Sheet

					(Billions of yen)	(Reference) Temporary differences

SMBC Non-consolidated			Mar. 31, 2012	Change from Mar. 31, 2011	Mar. 31, 2011	Mar. 31, 2012
(a) Total deferred tax assets	(b-c)	1	368.2	(161.7)	529.9
(b) Subtotal of deferred tax assets		2	985.7	(330.4)	1,316.1	2,661.3
Reserve for possible loan losses		3	219.4	(32.6)	252.0	605.9
Write-off of loans		4	91.4	(55.6)	147.0	245.1
Taxable write-off of securities		5	436.5	(118.3)	554.8	1,218.1
Reserve for employee retirement benefits		6	50.7	(6.5)	57.2	139.7
Depreciation		7	5.0	(3.1)	8.1	13.6
Reserve for possible losses on investments		8	3.6	(2.0)	5.6	10.2
Net unrealized losses on other securities		9	50.8	5.5	45.3	139.4
Net deferred losses on hedges		10	16.9	11.0	5.9	47.7
Net operating loss carryforwards		11	36.5	(123.5)	160.0	38.0
Others		12	74.9	(5.3)	80.2	203.6
(c) Valuation allowance		13	617.5	(168.7)	786.2
(d) Total deferred tax liabilities		14	182.8	29.8	153.0	512.3
Gain on securities contributed to employee retirement benefits trust		15	36.2	(5.2)	41.4	101.8
Net unrealized gains on other securities		16	128.6	39.6	89.0	361.6
Net deferred gains on hedges		17	-	-	-	-
Others		18	18.0	(4.6)	22.6	48.9

Net deferred tax assets (Balance sheet amount)	(a-d)	19	185.4	(191.5)	376.9
Amount corresponding to the deferred tax assets shown in line 10	(*1)	20	16.9	11.0	5.9	47.7
Amount corresponding to the deferred tax liabilities shown in line 16	(*2)	21	(107.6)	(33.0)	(74.6)	(388.7)
Net deferred tax assets excluding the amount shown in line 20 and 21		22	276.1	(169.5)	445.6	715.4

Consolidated
(e) Net deferred tax assets		23	350.2	(274.0)	624.2
(f) Tier I capital		24	6,274.4	(49.6)	6,324.0
Net deferred tax assets / Tier I capital	(e/f)	25	5.6%	(4.3)%	9.9%

*1

Companies may consider net deferred losses on hedges to be collectable, in case they assess the collectability of deferred tax assets on the basis of their future taxable income as stipulated in examples (4) proviso of the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA.

(ASBJ Guidance No.8 “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet”)

*2	Deferred tax assets are recognized on the balance sheet on a net basis after offsetting against deferred tax liabilities arising from net unrealized gains on other securities. But the collectability is assessed for the gross deferred tax assets, before offsetting against deferred tax liabilities. (JICPA Auditing Committee Report No.70 “Auditing Treatment Regarding Application of Tax Effect Accounting to Valuation Differences on Other Securities and Losses on Impairment of Fixed Assets”)
*3	The corporate income tax rate will be lowered and a special restoration surtax will be imposed from the fiscal year beginning on or after April 1, 2012. As a result, the effective income tax rate for calculation of SMBC’s deferred tax assets and deferred tax liabilities, previously 40.63%, is now 37.94% for the temporary differences that are considered to be reversible during FY3/2013 to FY3/2015, and 35.57% for the temporary differences that are considered to be reversible after April 1, 2015 and thereafter.

(Sumitomo Mitsui Financial Group)

(2) Reason for Recognition of Deferred Tax Assets

(a) Recognition Criteria	Practical Guideline, examples (4) proviso

(1)	SMBC has significant tax loss carryforwards resulting from taking the measures described below in order to quickly strengthen its financial base, and are accordingly judged to be attributable to extraordinary factors. As a result, with regard to temporary differences which are considered to be reversible, SMBC recognized deferred tax assets within the limits of the estimated future taxable income for the period (approximately 5 years) pursuant to the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA (“Practical Guidelines”) (*1).
(a) Disposal of Non-performing Loans

    SMBC established internal standards for write-offs and provisions based on self-assessment in accordance with the “Prompt Corrective Action” adopted in FY3/1999 pursuant to the law concerning the maintenance of sound management of financial institutions (June 1996). SMBC has been aggressively disposing of non-performing loans and bolstering provisions against the risk of asset deterioration under the severe business environment of a prolonged sluggish economy.

    In addition, pursuant to the government’s “Program for Financial Revival” of October 2002, SMBC accelerated the disposal of non-performing loans in order to reduce the problem asset ratio to half by the end of FY3/2005. As a result, SMBC achieved this target 6 months ahead of schedule, in the first half of FY3/2005.

    In these processes, the amount of taxable disposals of non-performing loans (*2) increased and accumulated. Afterwards, despite of the increased amount of the taxable disposal due to the credit cost, the realized amount of taxable disposals also increased steadily.

(b) Disposal of Unrealized Losses on Stocks

    SMBC has been accelerating its effort to reduce stockholdings in order to lower the risk of stock price fluctuations, and to comply, at an early date, with the regulation limiting stockholdings that was adopted in FY3/2002.

    During FY3/2003, SMBC sold stocks and reduced the balance by approximately 1.1 trillion yen, and also disposed in lump sum unrealized losses on stocks of approximately 1.2 trillion yen by writing off impaired stocks and using the gains on the March 2003 merger. Consequently, SMBC complied with the regulation limiting stockholdings at the end of FY3/2003, before the deadline.

    As a result, the outstanding balance of taxable write-offs of securities (*2) increased temporarily from approximately 0.1 trillion yen as of March 31, 1999 to approximately 1.5 trillion yen as of March 31, 2003. Afterwards, despite of the increased amount of the taxable disposal resulting from the reducing the balance of the stocks and securities, taxable write-offs of securities carried out in the past were realized through the sales of the securities stocks.

(2)	Consequently, tax loss carryforwards (*2) amounted to approximately 40 billion yen as of March 31, 2012. No tax loss carryforwards related to corporate taxes have expired in the past.
*1	JICPA Auditing Committee Report No.66 “Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets”
*2	Corresponds to “Temporary differences” in the table on the previous page.

(b) Period for Future Taxable Income to be estimated	5 years

(c) Accumulated Amount of Estimated Future Taxable Income before Adjustments for the Next 5 Years

			(Billions of yen	)
			Estimates of next 5 years

[Basic Policy]

(1)    Estimate when the temporary differences will be reversed

(2)    Conservatively estimate the taxable income before adjustments for the next 5 years

(a)    Rationally  make earnings projection for the next five years, based on internal management plans.

(b)    Reduce the  earnings projection by reasonable amount, reflecting the uncertainty of the projection.

(c)    Add  the necessary adjustments if any.

(3)    Calculate and record the amount of “deferred tax assets” by multiplying effective tax rate and the taxable income before adjustments estimated above.

	Banking profit (before provision for general reserve for possible loan losses)	1	3,650.0
A	Income before income taxes	2	1,972.4
B	Adjustments to taxable income (excluding reversal of temporary differences as of Mar. 31, 2012)	3	189.0
C	Taxable income before adjustments (A+B)	4	2,161.4

	Deferred tax assets corresponding to taxable income before adjustments	5	802.2

(Reference) Income of final return before deducting operating loss carryforwards for the last 5 years

	(Billions of yen)
	FY3/2008	FY3/2009	FY3/2010	FY3/2011	FY3/2012
Income of final return before deducting operating loss carryforwards	746.7	350.4	615.7	637.8	308.8

Notes	1.	(Income of final return before deduction of operating loss carryforwards)
		= (Taxable income before adjustments for each fiscal year) - (Temporary differences to be reversed for each fiscal year)
	2.	Since the final declaration for the corporate income tax is done by the end of June, the figures for FY3/2012 are estimated.

(Sumitomo Mitsui Financial Group)

22. Earnings Forecast for FY3/2013

(1) Earnings

Consolidated			(Billions of yen)
	FY3/2013 Forecast		FY3/2012
	1H FY3/2013		Result
Ordinary profit	460.0	910.0	935.6
Net income	250.0	480.0	518.5

(Reference)
SMBC non-consolidated			(Billions of yen)
	FY3/2013 Forecast		FY3/2012
	1H FY3/2013		Result
Gross banking profit	730.0	1,470.0	1,532.5
Expenses	(360.0)	(720.0)	(719.5)
Banking profit (before provision for general reserve for possible loan losses)	370.0	750.0	813.0
Ordinary profit	310.0	600.0	695.3
Net income	200.0	380.0	478.0

Total credit cost (*)	(30.0)	(100.0)	(58.6)
* (Provision for general reserve for possible loan losses) + (Credit costs) + (Gains on reversal of reserve for possible loan losses)
+ (Recoveries of written-off claims)
(2) Dividends
			(Yen)
	FY3/2013 Forecast		FY3/2012
	Interim	Annual	Annual Result
Dividend per share for common stock	50	100	100

(Reference)			(Billions of yen)
Total dividend	70.5	141.0	138.7

(Sumitomo Mitsui Financial Group)

(Reference 1) FY3/2012 performance and FY3/2013 management policy

Management and financial objectives of medium-term management plan (FY3/2012-2014, announced May 2011)

Management objectives

- ✓ Aim for top quality in strategic business areas
- ✓ Establish a solid financial base and corporate infrastructure to meet the challenges of financial regulations and highly competitive environment

Financial objectives

- ✓ To improve and seek a balance between financial soundness, profitability and growth

FY3/2012 summary: A good start for the first year of the medium-term management plan

Overview of FY3/2012 financial performance

SMBC non-consolidated

- Gross banking profit — Increased overall in the Marketing Units led by International Banking Unit; high level of profit maintained in the Treasury Unit
- Total credit cost — Decreased due to an improvement in asset quality and reversal of provisions

SMFG consolidated

- Net income — Increased due to good performance of SMBC, despite negative impact of additional provisions for refund claims in Promise and Cedyna

	(JPY bn)	FY3/12	YOY change
SMBC non-consolidated	Gross banking profit	1,532.5	+ 0.7
	Marketing Units	1,216.6	+ 11.7
	Expenses	719.5	+ 20.3
	Banking profit*1	813.0	(19.6)
	Total credit cost	58.6	(35.7)
	Net income	478.0	+ 56.8
SMFG consolidated	Net income	518.5	+ 42.6

Progress of strategic initiatives

Development of international business

- Established 4 marketing offices in emerging markets, mainly in Asia, and increased overseas headcount
- Enhanced business promotion platform for Japanese corporations in Greater China Area
- Promoted transaction services business for Japanese corporations
- Agreed to acquire aircraft leasing business from RBS Group
- Diversified and enhanced foreign-currency funding sources

Synergies between SMBC and SMBC Nikko

- Established capability within SMBC Nikko for handling global offerings by Japanese corporations
- Developed the business and capital alliance with Moelis & Company for cross-border M&A and other advisory services
- Strengthened cooperation between SMBC and SMBC Nikko in securities intermediary business

Credit card / consumer finance business

- Fully prepared for refund claims and increased SMFG's stakes in Promise and Cedyna to 100% to strengthen group's earnings base

"3Cs" Management principles

Team SMFG, Team SMBC

- Cross Selling
- Credit Control
- Cost Control

Progress towards financial targets in the medium-term management plan

	FY3/2011	FY3/2012	FY3/2014 targets
Core Tier I ratio (pro forma)			
Based on the definition as at the full implementation of Basel III	above 6%	nearly 7.5%	8%
[excluding unrealized gains]	[nearly 6%]	[nearly 7%]	
Based on the definition as at the initial implementation of Basel III	above 8%	above 9%	-
Consolidated net income RORA	0.8%	0.9%	0.8%
Consolidated overhead ratio	52.5%	53.5%	50%-55%
SMBC non-consolidated overhead ratio	45.6%	46.9%	45%-50%
Overseas banking profit ratio *2	23.3%	26.0%	30%

*2 Based on the medium-term management plan assumed exchange rate of 1USD=JPY85 for FY3/2012 to FY3/2014

Basic policy for FY3/2013: Move forward steadily towards the targets of the medium-term management plan, capturing opportunities with proactive ideas and actions

✓ "Development of international business" and "synergies between SMBC and SMBC Nikko" continue to be our growth drivers, while focusing on the "3Cs"

Strengthen initiatives in strategic business areas

Financial consulting for retail customers

- Expand product line-up in securities intermediary business, reinforce insurance business at SMBC
- Grow marketing function for business owners by leveraging financial consultants assigned to corporate business offices
- Promote collaboration between SMBC and Promise

Tailor-made solutions for corporate clients

- Strengthen responsiveness to customers by reorganizing marketing framework and optimizing staff allocation
- Effectively accommodate diversified and sophisticated financing needs of clients from the planning stage

Commercial banking in emerging markets, especially Asia

- Promote collaboration between domestic and overseas offices and between business units to further support clients
- Reinforce growing businesses including infrastructure finance and trade finance
- Secure stable foreign-currency funding sources to accommodate an increase of overseas assets

Broker-dealer/ Investment banking

- Promote collaboration between SMBC and SMBC Nikko in areas including investment banking and sales of investment products
- Strengthen cross-border M&A and other advisory services by leveraging alliance with Moelis & Company

Non-asset businesses (payment & settlement services and asset management)

- Strengthen planning and marketing functions of transaction services business by establishing Transaction Business Planning Department and Transaction Business Division
- Promote collaboration between overseas alliance partners and our group companies in asset management business

Establish a solid financial base and corporate infrastructure

Extend best practice in management throughout the SMFG group

- Diversify and enhance business portfolio, promote collaboration among group companies, and reinforce internal management system

Develop corporate infrastructure to support growing international network

- Reinforce corporate infrastructure for sustainable growth including profitability management, risk management, and human resource development

Maximize operational efficiency

- Pursue operational efficiency by, for example, reinforcing front-line sections and streamlining headquarters

(Sumitomo Mitsui Financial Group)

(Reference 2) Exposure to Securitized Products

- Managerial accounting basis

1. Securitized Products

Consolidated									(Billions of yen)
	March 31, 2012						March 31, 2011
	Balances (after provisions and write-offs)				Net unrealized gains/ losses (after write-offs)		Balances (after provisions and write-offs)		Net unrealized gains/losses (after write-offs)
			Overseas					Overseas
		Change from Mar. 2011		Change from Mar. 2011		Change from Mar. 2011
Cards	49.4	46.8	49.4	46.8	0.2	0.3	2.6	2.6	(0.1)
CLO	0.7	(0.8)	0.7	(0.8)	1.5	0.3	1.5	1.5	1.2
CMBS	19.4	6.7	7.4	7.4	0.6	0.5	12.7	-	0.1
RMBS, etc.	0.1	(0.0)	0.1	(0.0)	0.1	(0.2)	0.1	0.1	0.3
Total	69.6	52.7	57.6	53.4	2.4	0.9	16.9	4.2	1.5

Notes 1.	Balance of sub-prime related products is approx. 0.1 billion yen.
2.	There is no amount of ABCP.
3.	Excludes RMBS issued by GSE and Japan Housing Finance Agency, and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables, etc.
4.	No loss was recorded on securitized products in FY3/2012.

2. Transactions with Monoline Insurance Companies

(1) Credit derivatives (Credit Default Swap [“CDS”]) transactions with monoline insurance companies

Consolidated								(Billions of yen)
	March 31, 2012			March 31, 2011		March 31, 2012		March 31, 2011
			Reserve for possible loan losses		Reserve for possible loan losses	Amount of reference assets		Amount of reference assets
	Net exposure	Change from Mar. 2011		Net exposure			Change from Mar. 2011
Exposure to CDS transactions with monoline insurance companies	3.0	0.1	1.0	2.9	0.8	236.1	(85.2)	321.3
Notes 1. Reference assets do not include subprime-related assets.
2. SMFG recorded loss on those transactions of approx. 0.2 billion yen in FY3/2012.
(2) Loans and investments guaranteed by monoline insurance companies etc.
Consolidated				(Billions of yen)
	March 31, 2012			March 31, 2011
	Exposure		Reserve for possible loan losses	Exposure	Reserve for possible loan losses
Change from Mar. 2011
Loans and investments guaranteed or insured by monoline insurance companies	7.6	(1.8)	0.0	9.4	0.0

Note	Underlying assets do not include subprime-related assets.

(Sumitomo Mitsui Financial Group)

3. Leveraged Loans

Consolidated	(Billions of yen)

	March 31, 2012					March 31, 2011
	Loans		Undrawn commitments		Reserve for possible loan losses	Loans	Undrawn commitments	Reserve for possible loan losses
		Change from Mar. 2011		Change from Mar. 2011
Europe	151.2	(45.7)	20.7	(2.7)	4.7	196.9	23.4	7.5
Japan	131.0	(52.5)	22.3	6.8	1.3	183.5	15.5	12.7
United States	75.6	(1.6)	51.1	(15.0)	5.0	77.2	66.1	11.0
Asia (excluding Japan)	62.0	(3.4)	5.7	(2.0)	-	65.4	7.7	1.0
Total	419.8	(103.2)	99.8	(12.9)	11.0	523.0	112.7	32.2

Notes	1.	Above figures include the amount to be sold of approx. 8 billion yen. In FY3/2012, we sold leveraged loans of approx. 34 billion yen, and loss on the sale amounted to approx. 13 billion yen.
	2.	Above figures do not include leveraged loans which are included in underlying assets of “1. Securitized Products” shown on page 21.
	3.	Reserves for possible loan losses do not include general reserve for possible loan losses against normal borrowers.

4. Asset Backed Commercial Paper (ABCP) Programs as Sponsor

We sponsor issuance of ABCP, whose reference assets are such as clients’ receivables, in order to fulfill clients’ financing needs. Most of the reference assets are high-grade claims of corporate clients and do not include sub-prime loan related assets.

Consolidated	(Billions of yen)

	March 31, 2012				March 31, 2011
Notional amount
			Overseas		Notional amount	Overseas
		Change from Mar. 2011		Change from Mar. 2011
Reference assets related to Asset Backed Commercial Paper (ABCP) Programs as Sponsor	599.9	126.7	230.9	36.2	473.2	194.7

(Reference)	In addition, we provide liquidity supports for ABCP programs which are sponsored by other banks.
Total notional amount of reference assets of such programs are approx. 46 billion yen.

5. Others

We have no securities issued by Structured Investment Vehicles.

(Sumitomo Mitsui Financial Group)

(Reference 3) Financial Statements of SMBC

1. Condensed Balance Sheet

SMBC non-consolidated	(Millions of yen)

	March 31, 2012 (A)	March 31, 2011 (B)	Change (A-B)
Assets
Cash and due from banks	6,618,725	8,102,186	(1,483,461)
Call loans	526,068	261,540	264,528
Receivables under resale agreements	203,768	96,665	107,103
Receivables under securities borrowing transactions	726,677	402,928	323,749
Bills bought	21,171	26,580	(5,409)
Monetary claims bought	626,146	509,773	116,373
Trading assets	3,777,835	3,623,461	154,374
Money held in trust	7,253	10,316	(3,063)
Securities	42,441,134	39,853,432	2,587,702
Loans and bills discounted	56,411,492	55,237,613	1,173,879
Foreign exchanges	1,024,074	1,000,964	23,110
Other assets	1,981,695	1,994,996	(13,301)
Tangible fixed assets	730,939	717,568	13,371
Intangible fixed assets	154,892	142,321	12,571
Deferred tax assets	185,428	376,899	(191,471)
Customers’ liabilities for acceptances and guarantees	4,299,577	3,852,949	446,628
Reserve for possible loan losses	(689,215)	(711,522)	22,307
Reserve for possible losses on investments	(10,195)	(13,769)	3,574
Total assets	119,037,469	115,484,907	3,552,562
Liabilities
Deposits	75,804,088	74,036,469	1,767,619
Negotiable certificates of deposit	8,588,746	8,406,816	181,930
Call money	1,877,900	2,272,758	(394,858)
Payables under repurchase agreements	562,867	503,315	59,552
Payables under securities lending transactions	4,539,644	4,760,920	(221,276)
Commercial paper	1,193,249	337,120	856,129
Trading liabilities	3,503,085	3,015,835	487,250
Borrowed money	5,181,294	5,952,326	(771,032)
Foreign exchanges	341,400	272,253	69,147
Short-term bonds	19,999	40,999	(21,000)
Bonds	4,215,610	3,670,355	545,255
Due to trust account	443,723	216,171	227,552
Other liabilities	2,693,465	2,521,061	172,404
Reserve for employee bonuses	10,798	10,019	779
Reserve for executive bonuses	609	692	(83)
Reserve for point service program	2,503	1,586	917
Reserve for reimbursement of deposits	9,854	8,872	982
Deferred tax liabilities for land revaluation	39,385	45,091	(5,706)
Acceptances and guarantees	4,299,577	3,852,949	446,628
Total liabilities	113,327,806	109,925,614	3,402,192
Net assets
Capital stock	1,770,996	1,770,996	-
Capital surplus	2,481,273	2,481,273	-
Capital reserve	1,771,043	1,771,043	-
Other capital surplus	710,229	710,229	-
Retained earnings	1,255,108	935,992	319,116
Other retained earnings	1,255,108	935,992	319,116
Voluntary reserve for retirement allowances	1,656	1,656	-
Voluntary reserve	219,845	219,845	-
Retained earnings brought forward	1,033,606	714,490	319,116
Treasury stock	(210,003)	-	(210,003)
Total stockholders’ equity	5,297,375	5,188,262	109,113
Net unrealized gains (losses) on other securities	281,109	229,885	51,224
Net deferred gains (losses) on hedges	105,391	121,109	(15,718)
Land revaluation excess	25,786	20,035	5,751
Total valuation and translation adjustments	412,288	371,030	41,258
Total net assets	5,709,663	5,559,293	150,370
Total liabilities and net assets	119,037,469	115,484,907	3,552,562

    Note    Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)

2. Condensed Income Statement

SMBC non-consolidated	(Millions of yen	)
	0,000,000,000	0,000,000,000	0,000,000,000

	FY3/2012 (A)	FY3/2011 (B)	Change (A-B)
Ordinary income	2,018,585	2,108,724	(90,139)
Interest income	1,239,535	1,259,403	(19,868)
Interest on loans and discounts	937,403	957,181	(19,778)
Interest and dividends on securities	226,631	240,380	(13,749)
Trust fees	1,736	2,299	(563)
Fees and commissions	453,877	439,770	14,107
Trading income	84,051	151,070	(67,019)
Other operating income	193,341	218,075	(24,734)
Other income	46,043	38,105	7,938
Ordinary expenses	1,323,243	1,513,020	(189,777)
Interest expenses	282,668	291,595	(8,927)
Interest on deposits	68,335	78,517	(10,182)
Fees and commissions payments	134,989	137,103	(2,114)
Trading losses	-	-	-
Other operating expenses	22,384	110,177	(87,793)
General and administrative expenses	752,436	738,447	13,989
Other expenses	130,763	235,696	(104,933)
Ordinary profit	695,342	595,704	99,638
Extraordinary gains	2,456	1,863	593
Extraordinary losses	5,806	8,728	(2,922)
Income before income taxes	691,992	588,839	103,153
Income taxes - current	44,703	42,386	2,317
Income taxes - deferred	169,315	125,273	44,042
Total income taxes	214,018	167,659	46,359
Net income	477,973	421,180	56,793

Note    Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)

3. Statement of Changes in Net Assets

SMBC non-consolidated

Year ended March 31, 2012	(Millions of yen	)

	Capital stock	Capital surplus		Retained earnings			Treasury stock	Total stockholders’ equity
		Capital reserve	Other capital surplus	Other retained earnings
				Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	710,229	1,656	219,845	714,490	-	5,188,262
Changes in the period
Cash dividends						(158,645)		(158,645)
Net income						477,973		477,973
Purchase of treasury stock							(210,003)	(210,003)
Transfer from land revaluation excess						(212)		(212)
Net changes in the items other than stockholders’ equity in the period
Net changes in the period	-	-	-	-	-	319,115	(210,003)	109,112
Balance at the end of the period	1,770,996	1,771,043	710,229	1,656	219,845	1,033,606	(210,003)	5,297,375

	(Millions of yen)
	Valuation and translation adjustments				Total net assets
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments
Balance at the beginning of the period	229,885	121,109	20,035	371,030	5,559,293
Changes in the period
Cash dividends					(158,645)
Net income					477,973
Purchase of treasury stock					(210,003)
Transfer from land revaluation excess					(212)
Net changes in the items other than stockholders’ equity in the period	51,223	(15,717)	5,751	41,257	41,257
Net changes in the period	51,223	(15,717)	5,751	41,257	150,370
Balance at the end of the period	281,109	105,391	25,786	412,288	5,709,663

  Note    Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)

SMBC non-consolidated

Year ended March 31, 2011	(Millions of yen	)

	Capital stock	Capital surplus		Retained earnings				Total stockholders’ equity
		Capital reserve	Other capital surplus	Other retained earnings
				Reserve for losses on overseas investments	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	702,514	0	1,656	219,845	482,983	4,949,040
Changes in the period
Increase due to share exchange			7,715					7,715
Transfer from reserve for losses on overseas investments				(0)			0	-
Cash dividends							(191,173)	(191,173)
Net income							421,180	421,180
Transfer from land revaluation excess							1,500	1,500
Net changes in the items other than stockholders’ equity in the period
Net changes in the period	-	-	7,715	(0)	-	-	231,506	239,222
Balance at the end of the period	1,770,996	1,771,043	710,229	-	1,656	219,845	714,490	5,188,262

	(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	379,353	48,020	21,535	448,909	5,397,949
Changes in the period
Increase due to share exchange					7,715
Transfer from reserve for losses on overseas investments					-
Cash dividends					(191,173)
Net income					421,180
Transfer from land revaluation excess					1,500
Net changes in the items other than stockholders’ equity in the period	(149,467)	73,088	(1,500)	(77,878)	(77,878)
Net changes in the period	(149,467)	73,088	(1,500)	(77,878)	161,343
Balance at the end of the period	229,885	121,109	20,035	371,030	5,559,293

  Note    Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)

4. Market Value Information on Securities

SMBC Non-consolidated

[1] Securities

In addition to “Securities” stated in the non-consolidated balance sheet, negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought” are included in the amounts below.

(1) Bonds classified as held-to-maturity

						(Millions of yen )
				Mar. 31, 2012
			Type	Balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds whose fair value is above the balance sheet amount			Japanese government bonds	4,787,498	4,849,443	61,944
			Japanese local government bonds	90,616	92,719	2,102
			Japanese corporate bonds	215,627	219,573	3,945
			Subtotal	5,093,743	5,161,736	67,993
Bonds whose fair value is below the balance sheet amount			Japanese government bonds	70,020	69,930	(90)
			Japanese local government bonds	-	-	-
			Japanese corporate bonds	-	-	-
			Subtotal	70,020	69,930	(90)

		Total		5,163,764	5,231,666	67,902

(2) Investments in subsidiaries and affiliates
						(Millions of yen )
				Mar. 31, 2012
				Balance sheet amount	Fair value	Net unrealized gains (losses)
Stocks of subsidiaries				61,661	50,402	(11,258)
Stocks of affiliates				32,819	22,578	(10,240)

Total				94,480	72,980	(21,499)

Note Stocks of subsidiaries and affiliates whose fair value is extremely difficult to determine.
			(Millions of yen)
			Balance sheet amount
		Stocks of subsidiaries	2,099,169
		Stocks of affiliates	101,297
		Others	29,093
		Total	2,229,560

		These amounts are not included in “Investments of subsidiaries and affiliates” shown above since there are no market prices and it is extremely difficult to determine their fair values.

(3) Other securities
						(Millions of yen )
			Type	Mar. 31, 2012
				Balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Securities whose balance sheet amount is above the acquisition cost			Stocks	1,123,341	656,469	466,871
			Bonds	23,311,642	23,202,137	109,504
			Japanese government bonds	20,984,459	20,925,435	59,023
			Japanese local government bonds	136,885	136,001	883
			Japanese corporate bonds	2,190,297	2,140,700	49,597
			Others	4,501,070	4,404,873	96,196
			Subtotal	28,936,053	28,263,480	672,572
Securities whose balance sheet amount is below the acquisition cost			Stocks	922,246	1,160,665	(238,418)
			Bonds	2,995,029	3,000,178	(5,148)
			Japanese government bonds	2,630,960	2,631,507	(546)
			Japanese local government bonds	1,672	1,679	(7)
			Japanese corporate bonds	362,396	366,991	(4,594)
			Others	2,060,646	2,100,671	(40,024)
			Subtotal	5,977,923	6,261,514	(283,590)

		Total		34,913,977	34,524,995	388,982

Note	1.	Net unrealized gains (losses) on Other securities shown above include gains of 196 million yen that are recognized in the statement of income by applying fair value hedge accounting.
	2.	Securities whose fair value is extremely difficult to determine.
			(Millions of yen)
			Balance sheet amount
		Stocks	205,083
		Others	321,917
		Total	527,001
		These amounts are not included in “Other securities” shown above since there are no market prices and it is extremely difficult to determine their fair values.

(Sumitomo Mitsui Financial Group)

(4) Write-down of securities

Other securities with fair value are considered as impaired if the fair value decreases materially below the acquisition cost, and such decline is not considered recoverable. The fair value is recognized as the balance sheet amount and the amount of write-down is accounted for as valuation loss for this period. Valuation loss for this period is 23,468 million yen. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers	Fair value is lower than acquisition cost.
Issuers requiring caution	Fair value is 30% or more lower than acquisition cost.
Normal issuers	Fair value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt

Potentially bankrupt issuers: Issuers that are not currently bankrupt but perceived to have a high risk of falling into bankruptcy

Issuers requiring caution: Issuers that are identified for close monitoring

Normal issuers: Issuers other than the above four categories of issuers

[2] Money held in trust

Other money held in trust (Other than classified as trading or held-to-maturity purpose)

		(Millions of yen)
	March 31, 2012

	Balance sheet amount	Acquisition cost	Net unrealized gains (losses)	of which whose balance sheet amount is above the acquisition cost	of which whose balance sheet amount is below the acquisition cost
Other money held in trust	5,805	5,852	(46)	-	(46)

5. Statements of Trust Assets and Liabilities

SMBC non-consolidated		(Millions of yen)
	March 31, 2012 (A)	March 31, 2011 (B)	Change (A-B)
Loans and bills discounted	235,829	237,383	(1,554)
Securities	424,478	444,664	(20,186)
Beneficiary claims	9,991	-	9,991
Securities held in custody accounts	-	3,046	(3,046)
Monetary claims	621,656	548,973	72,683
Tangible fixed assets	7	22	(15)
Intangible fixed assets	-	7	(7)
Other claims	1,529	2,474	(945)
Call loans	100,732	79,427	21,305
Due from banking account	443,723	216,171	227,552
Cash and due from banks	53,904	43,638	10,266
Others	0	284	(284)
Total assets	1,891,853	1,576,094	315,759
Designated money trusts	821,292	615,685	205,607
Specified money trusts	228,033	176,511	51,522
Money in trusts other than money trusts	220,605	220,007	598
Security trusts	-	3,221	(3,221)
Monetary claims trusts	617,858	554,703	63,155
Equipment trusts	24	45	(21)
Composite trusts	4,039	5,919	(1,880)
Total liabilities	1,891,853	1,576,094	315,759

Notes	1.	Amounts less than 1 million yen are rounded down.
	2.	SMBC has no co-operative trusts under other trust bank’s administration.
	3.	SMBC does not handle any trusts with principal indemnification.
	4.	Balance of self-declaration of trust, which is not included in the table above, was 85,721 million yen on March 31, 2012 and 57,547 million yen on March 31, 2011.